LALITA, INC.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 9,733	$ 5,689
Cost of sales	21,158	3,087
Gross profit	(11,425)	2,602
Expenses:		
Accounting	1,500	-
Advertising and promotion	2,765	451
Auto and truck expense	234	-
Bank fees	342	387
Credit card fees	445	498
Dues and subscriptions	1,217	240
Equipment rental	362	-
Legal fees	500	-
Materials and supplies	1,485	-
Meals and entertainment	678	105
Officer supplies	541	906
Other expenses	244	98
Outside services	8,017	725
Postage	1,187	263
Rent	1,205	300
Telephone	180	-
Travel	1,013	-
Webhosting and Internet	176	155
Total expenses	22,091	4,128
Operating loss	(33,516)	(1,526)
State taxes	1,127	-
Net income (loss)	$ (34,643)	$ (1,526)